UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Birch Branch, Inc.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-126654

Colorado	84-1124170
(State or other jurisdiction on ifcorporation or organization)	(I.R.S. Employer Identification No.)

c/o Henan Shuncheng Group Coal Coke Co., Ltd.
Henan Province, Anyang County, Cai Cun Road Intersection,
Henan Shuncheng Group Coal Coke Co., Ltd.
(New Building), China 455141
(Address of principal executive offices)

+86 372 323 7890
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Approximate Date of Mailing: July 2, 2010

Birch Branch, Inc.

Henan Province, Anyang County, Cai Cun Road Intersection,
Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China 455141

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” include Birch Branch, Inc. and, if the context of such references is subsequent to the Share Exchange (defined below), its subsidiaries, Shun Cheng Holdings HongKong Limited, a company organized under the laws of Hong Kong (“Shun Cheng HK”), Anyang Shuncheng Energy Technology Co., Ltd., a Chinese wholly-foreign owned enterprise subsidiary of Shun Cheng HK (“Anyang WFOE”), Henan Shuncheng Group Coal Coke Co., Ltd., a Chinese variable interest entity that Anyang WFOE controls through certain contractual arrangements (“SC Coke”) and Henan Shuncheng Group Longdu Trade Co., Ltd., a Chinese company which is 86% owned by SC Coke.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the membership of our board of directors (the ”Board”) as a result of the Share Exchange transaction described below. The date of this Information Statement is July 2, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2010 and is being mailed to our shareholders of record as of June 28, 2010. The mailing date of this Information Statement will be on or about July 2, 2010. On the 10th day after this Information Statement has been distributed to the shareholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

On May 14, 2010, we entered into a Share Exchange Agreement with Shun Cheng HK, the shareholders of Shun Cheng HK (the “Shun Cheng HK Shareholders”), Timothy Brasel, the former sole director, sole executive officer and a principal shareholder of Birch Branch, Inc., a Colorado corporation (“BRBH”), prior to the consummation of the Share Exchange (as defined below), Brasel Family Partners LTD, LaMirage Trust,Mathis Family Partners, LTD, Lazzeri Family Trust, Hu Qingying, Ong Hock Seng and SCM Capital LLC (collectively, the “BRBH Principal Shareholders”) (as amended on June 28, 2010, the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement closed on June 28, 2010 (the “Closing Date”). On the Closing Date, we acquired all of the issued and outstanding shares of Shun Cheng HK from the Shun Cheng HK Shareholders in exchange for the issuance by us to the Shun Cheng HK Shareholders of an aggregate of 30,233,750 newly-issued shares of our common stock, no par value per share, which, upon completion of the transactions contemplated by the Share Exchange, including the Share Cancellation (as described below), constituted approximately 95% of BRBH’s issued and outstanding common stock (the “Share Exchange”). Upon consummation of the Share Exchange, Shun Cheng HK became a wholly-owned subsidiary of BRBH. The transactions contemplated by the Share Exchange Agreement were intended to be a “tax-free” reorganization pursuant to the provisions of Sections 351 and/or 368 of the Internal Revenue Code of 1986, as amended.

On the Closing Date, simultaneously with the closing of the Share Exchange, BRBH and Shun Cheng HK entered into a Cancellation Agreement (the “Cancellation Agreement”) with Brasel Family Partners, LaMirage Trust, Lazzeri Family Trust, Mathis Family Partners LTD and Lazzeri Equity Partners 401(k) Plan, pursuant to which 435,123 shares of BRBH’s common stock held by such parties were cancelled (the “Share Cancellation”).

On the Closing Date, there was a change in our Board and executive officers. Mr. Timothy Brasel, who had served as our sole executive officer and director, resigned as an officer effective immediately. Upon the closing of the Share Exchange, the following individuals were named to the Board (as of the Effective Date, except for Wang Xinshun, who was appointed effective as of the Closing Date) and executive management (as of the Closing Date) of BRBH:

Name	Position
Wang Xinshun	Chairman of the Board
Wang Feng	Director; Chief Executive Officer
Li De Xin	Director; Chief Operating Officer
David Chen	Director
Huang Qi Fa	Director

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our Board occurs (otherwise than at a meeting of our shareholders).

WE ARE NOT ASKING YOU FOR A PROXY, AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

SHARE EXCHANGE TRANSACTION WITH SHUN CHENG HK

Pursuant to the terms of the Share Exchange, we acquired all of the issued and outstanding shares of Shun Cheng HK from the Shun Cheng HK Shareholders, and in exchange, the Shun Cheng HK Shareholders were issued an aggregate of 30,233,750 newly-issued shares of our common stock, which constituted approximately 95% of our issued and outstanding common stock upon completion of the transactions contemplated by the Share Exchange. The Share Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the ”Securities Act”), and under the applicable securities laws of the United States.

In addition to the shares issued to the Shun Cheng HK Shareholders, we also issued 540,472 shares of our common stock to financial consultants that provided consulting services to SC Coke in connection with the Share Exchange. Upon the issuance of all shares issued in connection with the Share Exchange, there were 32,047,222 shares of our common stock issued and outstanding.

Prior to the closing of the Share Exchange, we were a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act). As a result of the Share Exchange, through SC Coke, our operations are focused now on the processing of raw coal to make refined coal and metallurgical coke, as well as certain byproducts of the coking process and, therefore, we believe that we are no longer a “shell company.”

VOTING SECURITIES

Our authorized capital stock consists of 500,000,000 shares of common stock, no par value per share, and 50,000,000 shares of preferred stock, no par value per share. As of the date hereof, and after giving effect to the closing of the transactions contemplated by the Share Exchange Agreement (including the Share Cancellation and the issuance of shares to the financial consultants described above), we have 32,047,222 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of common stock entitles its holder to one vote per share on all matters submitted to our shareholders for voting. Holders of common stock do not have cumulative voting rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Share Exchange

As of June 28, 2010, there were 1,708,123 shares of common stock outstanding. The following table sets forth certain information concerning the number of BRBH’s common shares owned beneficially immediately prior to the closing of the Share Exchange by: (i) each person (including any group) known to us to own five percent (5%) or more of any class of BRBH’s voting securities, (ii) each of BRBH’s directors and executive officers, and (iii) all officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the common shares shown.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned Before the Transaction(2)
Executive Officers and Directors
Timothy Brasel(3) 5770 South Beech Court Greenwood Village, CO 80121	268,869	15.7%
All Executive Officers and Directors as a group (one person)	268,869	15.7%
5% Shareholders
Ong Hock Seng Block 5, Room 502, DanShuiWan HuaYuan, MaDang Road, Lane 588, Shanghai, China 200025	423,946	24.8%
SCM Capital LLC One Gorham Island Suite 303 Westport, Connecticut 06880	477,375	27.9%
Mathis Family Partners, LTD 2560 W. Main Street, Suite 200 Littleton, CO 80123	148,782	8.7%
Lazzeri Family Trust 2560 W. Main Street, Suite 200 ittleton, CO 80123	148,781	8.7%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.
(2)	Percentages are rounded to the nearest one-tenth of one percent. The percentage of class is based on 1,708,123 shares of common stock issued and outstanding immediately prior to the closing of the transactions contemplated by the Share Exchange Agreement on June 28, 2010.
(3)	Includes shares either held directly, as custodian for a minor child or through entities that are controlled by Timothy Brasel.

Post-Share Exchange

The following table sets forth certain information regarding our common stock beneficially owned on the Closing Date (after giving effect to the closing of the transactions contemplated by the Share Exchange Agreement, including the Share Cancellation), for (i) each shareholder known to be the beneficial owner of 5% or more of BRBH’s outstanding common stock, (ii) each current and incoming executive officer and director, and (iii) all current and incoming executive officers and directors as a group. The address for each beneficial owner, unless otherwise noted, is c/o Henan Shuncheng Group Coal Coke Co., Ltd., Henan Province, Anyang County, Cai Cun Road Intersection, Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China 455141. Our telephone number is +86 372 323 7890.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class(2)
5% Shareholders
Shun Cheng Holdings Limited(3) P.O. Box 957 Offshore Corporations Centre Road Town, Tortola British Virgin Islands	14,799,421	46.2%
Li Weitian(4) Suite 806 1220 N. Market Street Wilmington, DE 19801	6,364,203	19.9%
USA Wall Street Capital United Investment Group Limited(5) Suite 806 1220 N. Market Street Wilmington, DE 19801	1,829,142	5.7%
Executive Officers and Directors
Wang Xinshun(3) Chairman of the Board c/o Henan Shuncheng Group Coal Coke Co., Ltd. Henan Province, Anyang County, Cai Cun Road Intersection, Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China 455141	23,869,547	74.5%
Wang Feng Director; Chief Executive Officer c/o Henan Shuncheng Group Coal Coke Co., Ltd. Henan Province, Anyang County, Cai Cun Road Intersection, Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China 455141	—	—
Li De Xin Director; Chief Operating Officer c/o Henan Shuncheng Group Coal Coke Co., Ltd. Henan Province, Anyang County, Cai Cun Road Intersection, Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China 455141	—	—

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class(2)
Huang Qi Fa Director Room 401, No. 293 Lane 1188, Lai Fang Road Songiang, Shanghai 201615	—	—
David Chen(6) Director Room 1508, OOCL Plaza 841 Yang An Road (M) Shanghai, China 200040	222,222	*
Timothy Brasel(7) 5770 South Beech Court Greenwood Village, CO 80121	268,869	*
All Executive Officers and Directors as a group (six persons)	24,360,638	76.0%

*	less than 1%
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.
(2)	Percentages are rounded to the nearest one-tenth of one percent. The percentage of class is based on 32,047,222 shares of common stock issued and outstanding as of June 28, 2010 upon the closing of the transactions contemplated by the Share Exchange Agreements. An aggregate of 435,123 shares were cancelled as part of the Share Exchange.
(3)	Wang Xinshun and the sole shareholder of SC Holdings and various shareholders of other Shun Cheng HK Shareholders are parties to call option agreements, dated as of May 14, 2010 (collectively, the “Call Option Agreements”), pursuant to which Wang Xinshun is entitled to purchase up to 100% of the issued and outstanding shares of (i) SC Holdings and (ii) such other Shun Cheng HK Shareholders, at a price of $0.0001 per share for a period of five years upon satisfaction of certain conditions. Upon completion of the Share Exchange, SC Holdings and such shareholders of other Shun Cheng HK Shareholders owned in the aggregate approximately 74.5% of BRBH’s issued and outstanding shares of common stock. Under the Call Option Agreements, Wang Xinshun also acquired the exclusive right to exercise all of the voting rights in respect of the shares of SC Holdings and the other Shun Cheng HK Shareholders subject to the agreements.
(4)	BRBH has been advised that Li Weitian has sole voting and dispositive power over the shares held by USA Wall Street Capital United Investment Group Limited (1,829,142 shares), Jinmao Investment Group Limited (1,511,687 shares), Global Chinese Alliance Development Ltd. (1,511,687 shares) and USA International Finance Consulting Group Ltd. (1,511,687 shares).
(5)	Li Weitian has sole voting and dispositive power over the shares held by USA Wall Street Capital United Investment Group Limited.
(6)	Includes 222,222 shares held by Shine Media Group Ltd. over which Mr. Chen exercises control.
(7)	Includes shares either held directly, as custodian for a minor child or through entities that are controlled by Timothy Brasel.

CHANGE OF CONTROL

On June 28, 2010, we consummated the transactions contemplated by the Share Exchange Agreement (including the Share Cancellation). Pursuant to the Share Exchange, we acquired from the Shun Cheng HK Shareholders all of the issued and outstanding shares of Shun Cheng HK and, in exchange, issued to them 30,233,750 shares of our common stock which, when issued, constituted approximately 95% of our issued and outstanding common stock upon completion of the transactions contemplated by the Share Exchange Agreement, which resulted in a change in control. As a result of the Share Exchange, Shun Cheng HK became our wholly-owned subsidiary. Prior to the Share Exchange, the BRBH Principal Shareholders and affiliates thereof owned a majority of our common stock and exercised control over our company.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, there was a change in our Board and executive officers. Mr. Timothy Brasel agreed to resign as a director effective on the 10th day after the mailing of this Information Statement to our shareholders. Mr. Brasel resigned as President, Chief Executive Officer and Chief Financial Officer as of the Closing Date.

Officer and Director prior to the Share Exchange

Name	Age	Positions
Timothy Brasel	59	President, Chief Executive Officer, Chief Financial Officer and sole Director

Timothy Brasel, President, Chief Executive Officer, Chief Financial Officer and Director

Timothy Brasel was our President, Chief Executive Officer and Chief Financial Officer from June 30, 2009 until the Closing Date. Mr. Brasel has resigned as a director, effective upon the tenth day following the mailing of this Information Statement. From June 2009 to present, Mr. Brasel has been President, Chief Executive Officer and Chief Financial Officer and since March 2008 a Director of Princeton Acquisitions Inc., a public shell company. From 1987 to present, Mr. Brasel has been President and a Director of Bleu Ridge Consultants, Inc. Mr. Brasel currently devotes the majority of his time to managing his various business investments. From 2001 to 2003, Mr. Brasel was a Director in Mountain States Lending, Inc. Over five years ago, Mr. Brasel served as a director of six publicly held shells. These companies are ILMI Corporation, Studio Capital Corp., Calneva Capital Corp., Zirconium Capital Corp., Hightop Capital Corp., and Royal Belle Capital Corp. From December 1996 until September 1998, he served as President and Director of Cypress Capital, Inc., which completed an acquisition of Terra Telecommunications, Inc. during September 1998. From September 1995 until January 1999, he served as President and a Director of High Hopes, Inc., which completed an acquisition of certain technology from Sanga e-Health LLC during January 1999. From May 1995 until August 1997, Mr. Brasel served as President and a director of Universal Capital Corp., which completed an acquisition of Remarc International Inc. during August 1997. From February 1996 until February 1997, Mr. Brasel served as President and a director of Capital 2000, Inc. which completed an acquisition of United Shields Corporation in February 1997. From July 1996 until December 1997, Mr. Brasel served as President and a director of Mahogany Capital, Inc., which completed an acquisition of Pontotoc Production Company, Inc. during December 1997. From July 1996 until May 1998, Mr. Brasel served as President and a director of Walnut Capital, Inc., which completed a merger with Links Ltd. during May 1998. From March 1990 until September 1994, Mr. Brasel served as President, Secretary, Treasurer and a Director of Prentice Capital, Inc., a publicly held blank-check company which completed an acquisition of Universal Footcare, Inc. From March 1990 until August 1993, Mr. Brasel was President, Secretary and a director of Brasel Ventures, Inc., a publicly held blank-check company, which completed an acquisition of American Pharmaceutical Company. Mr. Brasel received a Bachelor of Science degree in Business Administration from Morningside College, Sioux City, Iowa.

Officers and Directors after the Share Exchange

Upon the closing of the Share Exchange, the following individuals were named to the Board (as of the Effective Date, except for Wang Xinshun, who was appointed effective as of the Closing Date) and executive management (as of the Closing Date) of BRBH:

Name	Age	Position
Wang Xinshun	49	Chairman of the Board
Wang Feng	45	Director; Chief Executive Officer
Li De Xin	62	Director; Chief Operating Officer
David Chen	42	Director
Huang Qi Fa	46	Director

Wang Xinshun is a founder and the sole director of SC Coke (formerly known as Anyang Shuncheng Coal Washing Co., Ltd prior to February 2005), a position he has held since February 2005. Since May 2008 Mr. Wang has also served as the General Manager of Bailianpo, in which he owns a 43.86% interest. From August1997 to January2005 Mr. Wang serviced as general manager of Anyang Shuncheng Coal Washing Co., Ltd. Mr. Wang founded Anyang Tiexi Coal Washery in March 1991 where he worked as a factory director until July 1997. Mr. Wang serves on the board of directors of Angang Steel Group Metallurgy Furnace Co., Ltd., Anyang Commercial Bank Co. Ltd. and Bailianpo. Mr. Wang graduated from Henan Engineering School in June 2009. Mr. Wang’s experience in the coal and coke industry and the operation and management of large-scale coke and refined coal operations are valuable resources in formulating business strategy, addressing business opportunities and resolving operational issues that arise from time to time.

Li De Xin has served as the General Manager of SC Coke since April, 2006. From July 1999 to March 2006, Mr. Li served as the Factory Director of Anyang Iron and Steel Group Coking Plant and as Deputy Factory Director from June 1989 to June 1999. Mr. Li is also an executive director of the China Coking Industry Association and a director of the Henan Coking Committee of Chinese Society of Metals. Mr. Li graduated from Wuhan Institute of Iron and Steel (now known as Wuhan University of Science and Technology) in 1985. Mr. Li has been the General Manager of SC Coke since 2006 and has been responsible for all of its operations. His expertise in coke, refined coal and other chemical products makes him qualified to serve on the Board.

Wang Feng has served as Assistant General Manager of SC Coke since January 2000. Mr. Wang served as officer from August 1986 until July 1992, as the Head of Human Resources Department from August 1992 to June 1994 and as Chief of Office from July 1994 to December 1998, at Anyang Chemical Fiber Industry Co., Ltd. Mr. Wang graduated from Zhengzhou University in 1986. Mr. Wang has been the Assistant General Manager of SC Coke since 2000 and has been responsible for SC Coke’s operations related to supply, sales and financing. His business experience makes him qualified to serve on the Board.

David Chen has served as the director of Huashan Capital since February 2009. Since June 2006, Mr. Chen has served as the Non-Executive Chairman of Sancon Resources Recovery, Inc., a successor to MKA Capital, Inc., where Mr. Chen served as the CEO since its inception in 2004. He has been the president and CEO of Shine Media Acquisition Corp., a blank check company, since its inception in June 2005. He was the former CEO of Hartcourt Companies Inc from 2002 to 2004, a consolidator of IT distribution companies, and CEO of V2 Technology, a videoconferencing technology company. Mr. Chen holds a Bachelor of Economics degree from Monash University of Australia. Mr. Chen's extensive experience in the financial industry and with public companies listed in the United States makes him qualified to serve on the board of directors.

Huang Qi Fa has served as the Chief Financial Officer at Shanghai KuaiLu Investment Group since March 2010. From January 2005 to March 2009, Mr. Huang served as the Assistant General Manager of Beijing Yongtuo Certified Public Accountants Co., Ltd. Mr. Huang subsequently served as the deputy chief accountant at Hugang International Consulting Group from April 2009 to March 2010. Mr. Huang received his bachelor’s degree from Anhui Agricultural University in 1987. Mr. Huang is a Certified Public Accountant, a registered real estate appraiser, a registered consulting engineer and a registered land appraiser. His more than twenty years of experience in audit, tax and management consultancy and knowledge of various financial matters makes him qualified to serve on the Board.

BRBH intends to hire after the Closing Date a chief financial officer who has experience with public accounting, the requirements of both GAAP and the Sarbanes-Oxley Act.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To the knowledge of BRBH, no executive officer or director has been involved in the last ten years in any of the following:

•	Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
•	Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
•	Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or
•	Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Board Meetings; Board Committees and Director Independence

The Board held no formal meetings during the most recently completed fiscal year. All proceedings of the Board were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Colorado and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

As of this date BRBH’s Board has not appointed a nominating committee, audit committee or compensation committee, or committees performing similar functions nor does it have a written nominating, compensation or audit committee charter. The Board does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by the Board. Further, BRBH is not a “listed company” under SEC rules and thus is not required to have an audit, compensation or nominating committee. Accordingly, we do not have an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act and the Exchange Act. The functions ordinarily handled by these committees are currently handled by the entire Board. The Board intends, however, to review the governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of BRBH’s business.

We are presently evaluating whether any of the current or incoming directors are considered “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. We are not currently subject to any law, rule or regulation, however, requiring that all or any portion of our Board include “independent” directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the Board and we do not have any specific process or procedure for evaluating such nominees. Our Board assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by a U.S. national securities exchange. Therefore, we intend that a majority of our directors eventually will be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.” Additionally, we will adopt charters relative to each such committee.

A shareholder who wishes to communicate with our Board may do so by directing a written request addressed to our chief executive officer at the address appearing on the face page of this Information Statement. We do not have a policy regarding the attendance of board members at the annual meeting of shareholders.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Compensation Before the Share Exchange

Prior to the closing of the Share Exchange on June 28, 2010, we were a “blank check” shell company. The sole officer and director of BRBH did not receive any compensation or other perquisites for serving in such capacities.

Prior to the closing of the Share Exchange, our current named executive officers were compensated by SC Coke until the closing of the Share Exchange, including for the years ended December 31, 2007, 2008 and 2009. SC Coke paid to such executives a nominal salary and discretionary bonus. The Board of Directors believes that the salaries paid to our executive officers during 2007, 2008 and 2009 reflect the fair value of the services provided to SC Coke, as measured by the local market in China.

Compensation After the Share Exchange

Summary Compensation Table

Former Executive Officers

The following summary compensation table below sets forth the cash and non-cash compensation carried during the fiscal year of BRBH ended December 31, 2009 by its former President, Chief Executive Officer and Chief Financial Officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Timothy Brasel, former President, Chief Executive Officer and Chief Financial Officer	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0

Incoming Executive Officers

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year of SC Coke ended December 31, 2009 by the incoming chief executive officer, chief operating officer and each of the other three highest paid executives of SC Coke, if any, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wang Xinshun Chairman	2009	5,263	82,456	—	—	—	—	—	87,719
	2008	5,263	23,977						29,240
	2007	5,263	9,357						14,620
Wang Feng Chief Executive Officer	2009	5,263	53,216	—	—	—	—	—	58,479
	2008	5,263	16,667						21,930
	2007	5,263	6,433						11,696
Li De Xin Chief Operating Officer	2009	5,263	53,216	—	—	—	—	—	58,479
	2008	5,263	16,667						21,930
	2007	5,263	6,433						11,696

Grants of Plan-Based Awards in Fiscal 2009

There were no option or other equity grants in 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

There were no options or other equity awards outstanding in 2009.

Option Exercises and Stock Vested in Fiscal 2009

There were no option exercises or stock vested in 2009.

Pension Benefits

There were no pension benefit plans in effect in 2009.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2009.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Through December 31, 2009, and the period ending on the Closing Date, BRBH had no employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any director or executive officer of BRBH which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with BRBH or any subsidiary, any change in control of BRBH, or a change in the person’s responsibilities following a change in control of BRBH.

On June 28, 2010, we entered into employment agreements with Wang Xinshun, our incoming Chairman of the Board, Wang Feng, our incoming Chief Executive Officer, and Li De Xin, our incoming Chief Operating Officer.

The term of each agreement is five years, during which each executive officer will be entitled to a base salary of approximately $5,000 per year, subject to increase by the Board. In addition to the base salary, each executive officer will be eligible to receive discretionary bonuses at times and in amounts to be determined by the Board or an applicable committee thereof. Each executive officer will be eligible to receive grants of stock options or other equity compensation awards pursuant to an equity compensation plan to be adopted by the Board, subject to the approval of our shareholders, after the closing of the Share Exchange.

Each executive officer is entitled to receive, at our expense, medical, health and social insurance coverage. In addition, subject to certain insurable conditions and the completion of requisite documentation, each executive officer is entitled to long term disability insurance coverage providing for “lifetime” disability benefits and life insurance each in an amount to be determined by the Board. We will also make available to each executive officer any and all other executive or fringe benefits made available to our other executives, including tax filing preparation services for the first year of the term in an amount not to exceed approximately $1,500. Each executive officer is entitled to paid vacation of a duration we provide to our other executives.

Each executive officer will be provided with liability insurance coverage generally provided to our officers and managers. We agreed to indemnify each executive officer against all costs, damages and expenses, including attorneys’ fees, that may be incurred as a result of claims by third parties arising out of or from the executive officer’s lawful acts as our employee, provided that such acts are not grossly negligent and are performed in good faith and in a manner reasonably believed by such executive officer to be in the best interests of our company.

During the term of the agreements, and for one year thereafter, the executive officers cannot, directly or indirectly, own, manage, control, participate in, consult with, render services for, or in any other manner engage in any business, or as an investor in or lender to any business (in each case including on the executive officer’s own behalf or on behalf of another entity) that competes either directly or indirectly with us in our business, in any market in which we operate, or are considering operating at any given point in time during the term. Each executive officer is permitted to be a passive owner of less than 5% of the outstanding stock of a publicly traded corporation that engages in a competing business, so long as the executive officer does not have a direct or indirect participation in the business of such corporation.

The executive officer’s employment may be terminated: (i) by us immediately upon his death; (ii) by us upon fifteen days’ notice during the continuance of any Disability (as defined below) of the executive officer; (iii) by us without Good Cause (as defined below); (iv) by us for Good Cause (as defined below) upon notice specifying the particular circumstances forming the basis thereof; (v) by the executive officer voluntarily other than for Good Reason (as defined below); or (vi) by the executive officer for Good Reason (as defined below) upon notice specifying the particular circumstances forming the basis thereof.

“Disability” means an inability by the executive officer to perform a substantial portion of his or her duties by reason of physical or mental incapacity or disability for a total of one hundred twenty (120) days or more in any consecutive period of three hundred and sixty five (365) days, as determined by the Board in its good faith judgment.

“Good Cause” means: (i) the commission of a felony, or a crime involving moral turpitude, or the commission of any other act or omission involving dishonesty, disloyalty, or fraud with respect to our company; (ii) conduct tending to bring us or any of our affiliates into substantial public disgrace or disrepute; (iii) substantial and repeated failure to perform duties as reasonably directed by the Board; (iv) gross negligence or willful misconduct with respect to us or any of our affiliates; or (v) any material misrepresentation by the executive officer under the agreement; provided, however, that such Good Cause will not exist unless we provide the executive officer with written notice specifying in reasonable detail the factors constituting such Good Cause, as applicable, and such factors have not been cured by the executive officer within thirty (30) days after such notice or such longer period as may reasonably be necessary to accomplish the cure.

“Good Reason” means the occurrence of any of the following events: (i) the assignment to the executive officer of any duties inconsistent in any material respect with his or her then position (including status, offices, titles and reporting relationships), authority, duties or responsibilities, or any other action or actions by us that, when taken as a whole, results in a significant diminution in his or her position, authority, duties or responsibilities, excluding for this purpose any isolated, immaterial and inadvertent action not taken in bad faith and which is remedied by us promptly after receipt of notice thereof provided by the executive officer; (ii) a material breach by us of one or more provisions of the agreement, provided that such Good Reason will not exist unless the executive officer has provided us with written notice specifying in reasonable detail the factors constituting such material breach and such material breach has not been cured by us within thirty (30) days after such notice or such longer period as may reasonably be necessary to accomplish the cure; (iii) any purported termination by us of the executive officer’s employment otherwise than as expressly permitted by the agreement; or (iv) a change in control whereby (A) a person (other than a person who is our officer or director on June 28, 2010), including a group as defined in Section 13(d)(3) of the Exchange Act, becomes, or obtains the right to become, the beneficial owner of our securities having fifty one percent (51%) or more of the combined voting power of our then outstanding securities, (B) we consummate a merger in which we are not the surviving entity, (C) all or substantially all of our assets are sold, or (D) our shareholders approve the dissolution or liquidation of our company.

If the executive officer is terminated by us without Good Cause or if the executive officer resigns for Good Reason, he or she will be entitled to receive as severance one year’s base salary and the immediate vesting of all granted but unvested option grants. If an executive officer were terminated as of the date hereof, each executive officer would be entitled to receive approximately $5,000.

Compensation of Directors

We do not currently have an established policy to provide compensation to members of our Board for their services in that capacity. We intend to develop such a policy in the near future. It is currently anticipated that non-employee directors will receive a fee at the rate of $20,000 per year for service as a director, and be eligible to receive awards which may granted pursuant to an equity compensation plan, if approved by our shareholders.

Equity Compensation Plans

Currently, we intend to adopt a stock option plan, restricted stock plan and/or other equity compensation plan for the benefit of directors, officers, employees and other eligible participants. If a determination is made to implement any such plans, they will be submitted to shareholders for their consideration, at which time shareholders would be provided with detailed information regarding such plan(s). If approved, and awards are granted, they will likely have a dilutive effect on BRBH’s shareholders as well as affect BRBH’s net income and stockholders’ equity, although the actual results cannot be determined until after any such plans are implemented.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BRBH has no properties and has no agreements to acquire any properties. Since January 2007, it has utilized the offices of a major shareholder of BRBH, located at 2560 W. Main Street, Suite 200, Littleton, Colorado 80120. Prior to the Share Exchange, BRBH paid $1,500 per month for reimbursement of out-of-pocket expenses such as telephone, postage, supplies and administrative support to a company controlled by a shareholder of BRBH. BRBH paid $18,000 for these expenses for the year ended June 30, 2009.

VIE Arrangements

Shun Cheng HK owns 100% of the issued and outstanding capital stock of Anyang WFOE, a wholly foreign owned enterprise incorporated under the laws of the PRC. On March 19, 2010, Anyang WFOE entered into the VIE Agreements with SC Coke, a company incorporated under the laws of the PRC, and its shareholders (the principal shareholder being Wang Xinshun, SC Coke’s sole director), in which Anyang WFOE effectively assumed management of the business operations of SC Coke and has the right to appoint the members of the board of directors of SC Coke. The VIE Agreements are comprised of a series of agreements, including an Entrusted Management Agreement, a Shareholders’ Voting Proxy Agreement, and Exclusive Option Agreement and Shares Pledge Agreement, through which Anyang WFOE manages SC Coke’s operations and assets, and controls all of SC Coke’s cash flow and assets through entrusted or designated bank accounts. In turn, it is entitled to any of SC Coke’s net earnings as a management fee, and will be obligated to pay all SC Coke’s debts to the extent SC Coke is not able to pay such debts. Additionally, SC Coke’s shareholders have pledged all of their equity interests in SC Coke, including the proceeds thereof, to guarantee all of Anyang WFOE’s rights and benefits under the VIE Agreements. In order to further reinforce Anyang WFOE’s rights to control and operate SC Coke, SC Coke’s shareholders have granted Anyang WFOE the exclusive right to purchase all or part of the shares or assets of SC Coke through an Exclusive Option Agreement.

Through Anyang WFOE, BRBH operates and controls SC Coke through the VIE Agreements. Anyang WFOE used the contractual arrangements to acquire control of SC Coke, instead of using a complete acquisition of SC Coke’s assets or equity to make SC Coke a wholly-owned subsidiary of Anyang WFOE because: (i) PRC laws governing share exchanges with foreign entities, which became effective on September 8, 2006, make the consequences of such acquisitions uncertain and (ii) other than by share exchange transactions, PRC laws require SC Coke to be acquired for cash and SC Coke was not able to raise sufficient funds to pay the full appraised value for SC Coke’s assets or shares as required under PRC laws.

Share Exchange

On June 28, 2010, BRBH completed the Share Exchange with Shun Cheng HK, the former shareholders of Shun Cheng HK and the BRBH Principal Shareholders. At the closing, Shun Cheng HK became a wholly-owned subsidiary of BRBH and 100% of the issued and outstanding securities of Shun Cheng HK were exchanged for securities of BRBH. An aggregate of 30,233,750 shares of common stock were issued to the shareholders of Shun Cheng HK. As of the close of the Share Exchange, the Shun Cheng shareholders owned approximately 95% of the issued and outstanding stock of BRBH. At the closing of the Share Exchange, certain shareholders of BRBH agreed to the cancellation of an aggregate of 435,123 shares to purchase shares of common stock held by them such that there were 186,941 shares of common stock owned by them immediately after the Share Exchange. On the Closing Date of the Share Exchange, Wang Xinshun was appointed Chairman of the Board and Wang Feng, Huang Qi Fa, David Chen and Li De Xin were appointed as members of the Board effective on the Effective Date and Timothy Brasel resigned as an officer effective as of the closing of the Share Exchange and as sole director of BRBH effective on the Effective Date. The Board also appointed Wang Feng as our Chief Executive Officer and Li De Xin as our Chief Operating Officer effective as of the Closing Date.

Call Option Agreements

Wang Xinshun, the sole shareholder of SC Holdings and various shareholders of other Shun Cheng HK Shareholders are parties to the Call Option Agreements, pursuant to which Wang Xinshun is entitled to purchase up to 100% of the issued and outstanding shares of SC Holdings and such other Shun Cheng HK Shareholders at a price of $0.0001 per share for a period of five years upon satisfaction of certain conditions. Under the Call Option Agreements, Wang Xinshun also acquired the exclusive right to exercise all of the voting rights in respect of the shares of SC Holdings and the other Shun Cheng HK Shareholders subject to the agreements.

Loans From Wang Xinshun

From time to time, Wang Xinshun, the sole director and majority shareholder of SC Coke, has made loans to SC Coke. As of December 31, 2009 and March 31, 2010, the outstanding balance of all such loans was $35,635,066 and $35,645,982, respectively. As of the date of this Information Statement, the outstanding balance owed by SC Coke to Wang Xinshun is approximately $35.7 million. Wang Xinshun entered into a loan agreement (the “Loan Agreement”) with SC Coke dated May 23, 2010, which has a twelve year term, commencing on December 31, 2009. Pursuant to the Loan Agreement, any loans provided to SC Coke prior to December 31, 2009 are provided interest-free and any amounts borrowed after such date will accrue interest at an interest rate of 3%. During the first two years of the Loan Agreement’s term, SC Coke may, but is not required to, pay any interest on the borrowed amounts. On December 31, 2011, any accrued and unpaid interest will be added to the principal amount of the loan and, commencing on January 1, 2012, the outstanding indebtedness will be amortized over the remaining 10 years of the loan and SC Coke is required to make monthly interest and principal payments to Wang

Xinshun. Wang Xinshun further agreed that no default will be declared against SC Coke prior to the expiration of the ten year loan term on December 31, 2021.

Loan Agreements with Related Parties

On March 31, 2010, Anyang Xinlong (in which SC Coke owns a 16% interest) and the other Lenders, Anyang Huichang Coal Washing Co., Ltd. and Anyang Jindu Coal Co., Ltd., each entered into loan agreements with SC Coke. The original principal amounts of these loans were approximately $4.4 million, $24.7 million and $5.9 million, respectively. The loans had no repayment terms. On June 21, 2010, the SC Coke Shareholders agreed to assume the obligations of SC Coke to the Lenders and the Lenders released SC Coke from any liability. On the same date, the SC Coke Shareholders entered into a Debt Agreement with SC Coke for the original principal amount of approximately $35 million, which amount is equal to the principal amount assumed by the SC Coke Shareholders. The principal terms of the loan are: (a) 15 year term, commencing on June 21, 2010, (b) 2% fixed annual interest on a non-compounding basis, (c) SC Coke has the option, but not the obligation, to pay interest prior to maturity, and (d) the SC Coke Shareholders cannot declare a default prior to maturity.

Guarantees

Wang Xinshun, the sole director and majority shareholder of SC Coke, Wang Xinming, the head officer of 1st coal washing department of SC Coke, Cheng Junsheng, the head officer of Supply and Sale Department and their spouses, and Bailianpo, in which Wang Xinshun has a 43.86% interest, have executed various joint liability guarantees for the benefit of SC Coke under certain loan agreements and equipment financing agreements of SC Coke. Under such guarantees, the guarantors generally agree to pay the payment obligations of SC Coke under the related loan agreement or equipment financing agreement if SC Coke fails to repay its debt when it is due.

Relationships with Coal Suppliers

Wang Xinshun, the sole director and majority shareholder of SC Coke currently holds a 43.86% interest in Bailianpo, an entity which is the owner of a coal mine. Prior to his acquisition of this interest, Wang Xinshun was the general manager of such mine.

As of December 31, 2009 and March 31, 2010, SC Coke had net deposits of approximately $7.1 million and $4.9 million, respectively, with Bailianpo; and cost of revenues related to purchases from Bailianpo was approximately $3.4 million for the year ended December 31, 2009 and approximately $4.1 million for the three months ended March 31, 2010. Subsequently, SC Coke and Bailianpo entered into a new purchase agreement pursuant to which SC Coke will buy 150,000 tons of raw coal per year at a price of approximately $103.80 per ton. The agreement with Bailianpo has a term that expires on December 31, 2013 and is subject to certain adjustments and renegotiation based on the price published by the mining bureau in China.

SC Coke also purchases coking coal from Anyang Xinlong, in which SC Coke owns a 16% interest. SC Coke had net deposits of approximately $0 and $62,000 with Anyang Xinlong at December 31, 2009 and March 31, 2010, respectively; and cost of revenues related to purchases from Anyang Xinlong was approximately $10.9 million for the year ended December 31, 2009 and approximately $2.1 million for the three months ended March 31, 2010. SC Coke and Anyang Xinlong are parties to a purchase agreement pursuant to which SC Coke will buy 120,000 tons of raw coal per year at a price of approximately $103.80 per ton. The agreement with Anyang Xinlong has a term that expires on December 31, 2013 and is subject to certain adjustments and renegotiation based on the price published by the mining bureau in China.

In addition, SC Coke is party to a loan agreement with Anyang Xinlong dated March 31, 2010, pursuant to which Anyang Xinlong agreed to lend $4.4 million to SC Coke on an interest free basis. This loan agreement has no specific repayment terms, and according to current PRC laws, Anyang Xinlong may require SC Coke to repay the principal at any time.

Ownership Interest in Longdu by Wang Xinshun

Wang Xinshun, the sole director and majority shareholder of SC Coke, currently holds a 5% interest in SC Coke’s subsidiary Longdu.

Consultancy Arrangements

SC Coke has entered into a Listing & Financing Consultancy Agreement (the “Financing Consultancy Agreement”) with USA Wall Street Capital United Investment Group Limited (“USA Wall Street”) dated as of June 1, 2010 pursuant to which USA Wall Street agreed to provide financial consultancy services. Pursuant to the terms of the Financing Consultancy Agreement, USA Wall Street provided financial consulting services to SC Coke prior to and in connection with the Share Exchange in exchange for which it was entitled to receive 20% of the equity of Shun Cheng HK. In connection with the closing of the Share Exchange, USA Wall Street, collectively with other entities under common control with it, received 6,364,203 shares of common stock of BRBH.

In connection with the Share Exchange, an aggregate of 222,222 shares of common stock were issued to Shine Media Group Ltd. as payment for consulting services rendered. Shine Media Group Ltd. is an entity controlled by Mr. Chen (who was named to the Board as of the Effective Date).

Longdu

SC Coke has an 86% equity interest in Longdu. Longdu operates a coal-washing facility which produces refined coal, medium coal and coal slurry. SC Coke is Longdu’s main customer and Longdu provides all of the refined coal it produces to SC Coke. 100% of Longdu’s revenues for fiscal 2009 was from sales to SC Coke.

Family Relationships

The three shareholders of SC Coke are Wang Xinshun, who holds a 60% interest, Cheng Junsheng and Wang Xinming, who each hold a 20% interest. Wang Xinshun is the sole director of SC Coke. Cheng Junsheng is the head officer of the Supply & Sale Department of SC Coke. Wang Xinming is the head officer of the 1st coal washing department of SC Coke. Cheng Junsheng is Wang Xinshun’s nephew and Wang Xinming is Wang Xinshun’s brother.

Trade Receivables and Revenue

SC Coke owns a 19% interest in Angang Steel, which is party to a coal purchase agreement with SC Coke pursuant to which it purchases coal gas and, from time to time, small quantities of 25 to 40 millimeter coke at market price. As of December 31, 2009, there were approximately $906,000 in outstanding accounts receivable owed from Angang Steel to SC Coke. As of March 31, 2010, outstanding accounts receivable owed from Angang Steel to SC Coke was approximately $0.8 million. Revenue from Angang Steel for the year ended December 31, 2009 and three months ended March 31, 2010 was approximately $3.7 million and $1.4 million, respectively.

Policy for Approval of Related Party Transactions

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. We expect our board to adopt such a policy in the near future.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 7-109-102 of the Colorado Business Corporation Act (“CBCA”) provides, in general, that a corporation incorporated under the laws of the State of Colorado, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Colorado corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the court conducting the proceeding determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Articles of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the CBCA, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any shareholders’ or directors’ resolution or by contract.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on our review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended June 30, 2010, our executive officers, directors and greater than 10% shareholders were in compliance with the reporting requirements of Section 16(a) under the Exchange Act, except that Mr. Brasel did not file a Form 4 with respect to the sale and cancellation of 483,721 shares, Mathis Family Partners, LTD did not file a Form 4 with respect to the sale and cancellation of 235,514 shares, Lazzeri Family Trust did not file a Form 4 with respect to the sale and cancellation of 235,515 shares, Ong Hock Seng did not file a Form 3 or Form 4 with respect to the acquisition of 423,946 shares and SCM Capital LLC did not file a Form 3 or Form 4 with respect to the acquisition of 477,375 shares.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with our Board or any individual director can write to:

Birch Branch, Inc.
Attention: Chief Executive Officer
c/o Henan Shuncheng Group Coal Coke Co., Ltd.
Henan Province, Anyang County, Cai Cun Road Intersection,
Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China 455141

Your letter should indicate that you are a shareholder of BRBH. Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;
•	Attempt to handle the inquiry directly; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management will present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the Directors upon request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Colorado require further approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of you. This Information Statement is provided for informational purposes only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 2, 2010

BIRCH BRANCH, INC.

By:	/s/ Wang Feng Name: Wang Feng Title: Chief Executive Officer